Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43697
September 2, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Dana Holding Corporation
Registration Statement on Form S-3 (File No. 333-161676)
Ladies and Gentlemen:
          The registrant Dana Holding Corporation requests that the following language be deemed added to the cover page of the above-reference Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 2, 2009:
          “The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”
          If you have any questions, please do not hesitate to contact the undersigned at (419) 887-5440.

Sincerely,
/s/ Marc S. Levin
Marc S. Levin
Senior Vice President, General Counsel & Secretary Attorney-in-Fact